SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                  RYANAIR ANNOUNCES Q3 TRAFFIC GROWTH OF 21%,
              NET PROFITS FALL 27% TO EUR35M - IN LINE WITH GUIDANCE


Ryanair, Europe's largest low fares airline today (Monday, 4th February 2008) announced third quarter after tax profits of EUR35m, a 27% decline over the comparable quarter last year, and in line with previous guidance. This profit figure excludes a EUR12.1m profit from aircraft disposals. Traffic grew by 21% to 12.4m, yields fell by 4%, as revenues rose by 16% to EUR569m. The prior year Q3 comparable was distorted by a one off EUR10m contract termination penalty received from a previous hotel partner. Excluding this one off prior year Q3 receipt reveals an underlying profit decline of 10%. Unit costs were flat in the quarter due primarily to a doubling of airport charges at Stansted, significant cost increases at the Dublin Airport monopoly, combined with longer sector lengths, offset in part by lower cost fuel hedges.


Summary Table of Results (IFRS) - in Euro

Quarter Ended                       Dec 31, 2006     Dec 31, 2007   % Increase
Passengers                                 10.3m            12.4m          21%
Revenue                                  EUR493m          EUR569m          16%
Adjusted Profit after Tax (Note 1)        EUR48m           EUR35m         -27%
Adjusted Basic EPS(EuroCents) (Note 1)      3.09             2.35         -24%

Note 1: Quarter ended 31 December 07 excludes a gain of EUR12.1m net of tax arising from the disposal of 5 Boeing 737-800 aircraft.


Announcing these results, Ryanair's CEO, Michael O'Leary said:


"This net profit of EUR35m is a creditable performance in very adverse market conditions. It reflects Ryanair's 21% traffic growth, a 4% decline in yields, flat unit costs and a strong ancillary sales performance. Ancillary revenues (excluding a one off EUR10m termination payment in the prior year) grew by 30% to EUR111m. Ancillary penetration continues to increase, and we are on target to achieve our ancillary sales objective of 20% of revenues over the next 3 years. Inflight mobile phone services will be tested on 25 aircraft - subject to regulatory approval - during the April-June quarter and we are optimistic that passengers will quickly adopt this service to make/receive calls and texts on their mobile phones and blackberries.


"Whilst unit costs were flat during the quarter, excluding our fuel hedges they rose by 6% due to the unjustified doubling of airport charges at the Stansted Airport monopoly, significantly higher charges at the even less competitive Dublin Airport monopoly and 7% longer sectors. Costs were positively impacted by our decision to reduce Winter capacity at Stansted by 7 aircraft, while staff costs rose by 18% to EUR67m due to an increase in cabin crew ratios which will continue through the remainder of this fiscal year.


"We welcome the UK Government's decision to reject the anti-consumer proposal by the CAA Regulator to dedesignate the Stansted Airport monopoly. We continue to campaign for the break up of the BAA Airport monopoly in London, and/or a more effective regulatory regime than that operated by the inept CAA Regulator. The CAA stood idly by last year while Stansted Airport doubled passenger charges and at the same time delivered abject service to airlines and passengers.


The London airports and consumers need a much tougher regulator than the misguided CAA which has repeatedly put the needs of the BAA Stansted airport monopoly before the reasonable interests of passengers and airport users.


"At Dublin, a similarly protected (Government owned) monopoly continues to raise prices by up to 50% at a time when most other European airports are reducing them. The DAA are pushing ahead with their crazy EUR800m second terminal, the cost of which has escalated to more than four times its original EUR200m budget. Passenger charges at Dublin Airport are rising at many times the rate of inflation, because the Irish Aviation Regulator (who is even more ineffectual than the CAA in the UK) is asleep on the job. Ryanair has called for his dismissal on grounds of incompetence. He can't even run his own office efficiently or effectively, never mind regulate a powerful, abusive monopoly like the DAA.


"Thankfully at most other airports, where competition exists, airport and handling costs are falling. This is as it should be in an era of ever declining air fares. Our new bases at Alicante and Valencia in Spain, Belfast City in Northern Ireland, and Bristol in the UK have performed well during their first Winter and we expect this trend to continue. We have recently announced two new bases at Bournemouth and Birmingham in the UK, where we expect to invest significantly in new aircraft, new routes and new jobs in Summer 2008, as we roll out Ryanair's guaranteed lowest fares to more regional UK cities. We continue to have more new base opportunities than we can handle at present, and expect to be in a position to announce at least two further European bases shortly, both of which will launch in Winter 2008.


GUIDANCE FOR 07/08


"Looking forward to the end of the current fiscal year ('07/'08) we now have sufficient visibility over Q4 bookings and yields to enable us to maintain our previous guidance of net profit growth of 17.5% to approx. EUR470m for the full fiscal year, (07/08). We expect the decline in average fares this Winter will be close to 5% and within the range previously guided. Our ability to grow net profits, in a year when most of our competitors are suffering declines or losing money is testament to the continuing strength of Ryanair's guaranteed lowest fare business model across Europe.


GUIDANCE FOR 08/09


"At this time it is too early to make any accurate forecasts in such volatile markets for 2008/09. However with oil prices at $90 a barrel and fear of recession in the UK and many other European economies, the current outlook for the coming fiscal year is poor. We remain essentially unhedged for next year. Current oil prices, which have risen by nearly 40% to $90 a barrel, will impose significantly higher costs during a year when we are expanding capacity by almost 20%. Costs will be hurt by a projected 5% increase in sector length. To compound this negative outlook, European consumer confidence is waning which would suggest that, unlike two years ago, (when higher yields compensated for higher oil prices), next years yields may be flat or continue to fall, as consumers become more price sensitive.


Our earnings may also be impacted by the recent weakness of Sterling which accounts for a significant proportion of Ryanair's revenues.


"The European airline sector is presently facing one of these cyclical downturns, with possibility of a "perfect storm" of higher oil prices, poor consumer demand, weaker Sterling and higher costs at unchecked monopoly airports such as Dublin and Stansted which account for a significant proportion of Ryanair's traffic. While it is impossible to accurately forecast full year fuel prices and yields this far in advance, there is now a significant chance that profits may decline next year. At our most optimistic, a combination of flat yields and $75 oil would see profits grow by 6% to approximately EUR500m, but at our most conservative, if forward oil prices remain at $85, and consumer sentiment/sterling weakness leads to a 5% reduction in yields, then profits in the coming year could fall by as much as 50% to as low as EUR235m (excluding profits from aircraft disposals). We would hope to be in a position to provide a more informed update on guidance with the release of our full year results on June 3rd, 2008.


"There can be only one competitive response to any consumer uncertainty, and that is for Ryanair to slash fares and yields, stimulate traffic, encourage price sensitive consumers, and promote new routes/base developments. The airline business is highly cyclical and we have seen these downturns before. They pose unique long term opportunities for the lowest cost producer - Ryanair - to grow rapidly, open new markets, win share from competitors and speed up the pace of industry consolidation which will lead to flag carriers withdrawing capacity from certain markets and loss making competitors disappearing altogether.


"This process has already started in Europe. For example, Aer Lingus has already withdrawn services on routes from Dublin to Seville, Newcastle, Poznan, and from Shannon to London. We have also witnessed the withdrawal of British Airways from Birmingham following the sale of its "Connect" subsidiary to Flybe and the subsequent closure of 9 routes. Capacity has also been withdrawn by weaker so called low fare carriers across Europe. Many of these carriers have cancelled their growth plans, while others are in significant retrenchment. High fuel costs combined with rising losses mean that some of these carriers will not survive should this potential "perfect" storm materialise.


"Ryanair has the lowest cost base in the European industry and even in a recession will continue to be substantially profitable. Despite the possibility of a fall in profits next year, our airline continues to deliver the industry's highest margins and will remain enormously cash generative, with a very strong balance sheet. We continue to have over EUR2bn in cash despite spending over EUR700m in the last twelve months acquiring a 29% stake in Aer Lingus and completing a share buyback of EUR300m.





EUR200M SHARE BUY BACK


At our AGM in September 2007, shareholders authorised that directors could re-purchase ordinary shares ("buyback") amounting to 5% of the company's issued share capital. The directors have decided, in the best interests of the company and its shareholders as a whole, to undertake a second buyback programme of up to EUR200m. At the current market price of EUR3.60 this equates to a buyback of approx. 3% of the company's issued share capital. Whilst there is no guarantee that this buyback will be completed, we would not anticipate initiating any buyback programme until after at least February 6th 2008, if at all. Ordinary (and not ADR's) shares may be re-purchased under the programme in accordance with the provisions of the company's annual re-purchase authority and the requirements of the Irish Stock Exchange and UK listing rules. The company's brokers, Davys, will conduct any share buyback programme and any shares re-purchased will be cancelled immediately".


Ends.                                Monday, 4th February 2008


For further information please contact:

Howard Millar                        Pauline McAlester
Ryanair Holdings Plc                 Murray Consultants
Tel: 353-1-8121212                   Tel: 353-1-4980300

www.ryanair.com


Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.


Ryanair is Europe's largest low fares airline with 25 bases and 627 low fare routes across 26 countries. By the end of March 2008 Ryanair will operate a fleet of 163 Boeing 737-800 aircraft with firm orders for a further 99 new aircraft (net of planned disposals), which will be delivered over the next 5 years. Ryanair currently employs a team of 5,000 people and expects to carry circa 50.5 million scheduled passengers in the current fiscal year.



Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet measured in accordance with IFRS (unaudited)

                                                       At Dec 31,   At Mar 31,
                                                            2007         2007
                                                         EUR'000      EUR'000
                                                         -------      -------
Non-current assets

Property, plant and equipment                          3,252,192    2,884,053
Intangible assets                                         46,841       46,841
Available for sale financial assets                      325,478      406,075
                                                        --------     --------
Total non-current assets                               3,624,511    3,336,969
                                                        --------     --------


Current assets
Inventories                                                2,777        2,420
Other assets                                             113,711       77,707
Trade receivables                                         24,519       23,412
Derivative financial instruments                          57,907       52,736
                                                        --------     --------
Restricted cash                                          171,728      258,808
Financial assets: cash > 3 months                        419,667      592,774
Cash and cash equivalents                              1,459,606    1,346,419
                                                        --------     --------
Total current assets                                   2,249,915    2,354,276
                                                        --------     --------


Total assets                                           5,874,426    5,691,245
                                                        --------     --------


Current liabilities
Trade payables                                            55,727       54,801
Accrued expenses and other liabilities                   676,863      807,136
Current maturities of debt                               194,834      178,918
Derivative financial instruments                          94,621       56,053
Current tax                                               42,300       20,822
                                                        --------     --------
Total current liabilities                              1,064,345    1,117,730

Non-current liabilities
Provisions                                                38,630       28,719
Derivative financial instruments                          49,440       58,666
Deferred income tax liability                            153,824      151,032
Other creditors                                          113,218      112,177
Non-current maturities of debt                         1,874,165    1,683,148
                                                        --------     --------
Total non-current liabilities                          2,229,277    2,033,742
                                                        --------     --------


Shareholders' equity
Issued share capital                                       9,465        9,822
Share premium account                                    591,400      607,433
Retained earnings                                      2,059,991    1,905,211
Other reserves                                           (80,052)      17,307
                                                        --------     --------
Shareholders' equity                                   2,580,804    2,539,773
                                                        --------     --------


Total liabilities and shareholders'equity              5,874,426    5,691,245
                                                        --------     --------



Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement measured in accordance with IFRS (unaudited)

                                       Quarter      Quarter      Period       Period
                                        ended        ended        ended        ended
                                       Dec 31,      Dec 31,      Dec 31,      Dec 31,
                                         2007         2006         2007         2006
                                      EUR'000      EUR'000      EUR'000      EUR'000
                                      -------      -------      -------      -------
Operating revenues
   Scheduled revenues                  458,664     397,595    1,760,662    1,489,697
   Ancillary revenues                  110,745      95,168      363,075      259,489
                                       -------      -------     -------      -------
Total operating revenues-
continuing operations                  569,409     492,763    2,123,737    1,749,186
                                       -------      -------      -------     -------


Operating expenses
   Staff costs                          66,832      56,856      213,117      170,700
   Depreciation                         47,537      36,619      123,600      108,242
   Fuel & oil                          192,294     174,887      585,031      511,929
   Maintenance, materials & repairs     14,265      10,846       41,205       32,159
   Marketing & distribution costs        1,028       4,246       15,563       15,854
   Aircraft rentals                     18,343      15,457       55,050       40,851
   Route charges                        63,150      47,720      192,125      146,104
   Airport & handling charges           94,003      65,584      302,886      204,682
   Other                                27,739      23,340       89,509       75,652
                                        -------    -------      -------      -------
Total operating expenses                525,191    435,555    1,618,086    1,306,173
                                        -------    -------       ------      -------

Operating profit - continuing
operations                              44,218      57,208      505,651      443,013

   Gain on disposal of property,
   plant & equipment                    13,650           -       13,650            -

Other income/(expenses)
   Finance income                       21,415      14,854       62,909       43,777
   Finance expense                     (25,317)    (20,812)     (70,182)     (62,123)
   Foreign exchange gain/(losses)       (3,486)        (40)      (1,999)      (1,269)
                                        -------     -------      -------     -------
Total other income/(expenses)           (7,388)     (5,998)      (9,272)     (19,615)
                                        -------     -------      -------     -------


Profit before tax                       50,480      51,210      510,029      423,398
   Tax on profit on ordinary activities (3,302)     (3,478)     (55,255)     (46,541)
                                        -------      -------      -------    -------
Profit for the period-all
attributable to equity
holders of parent                       47,178      47,732      454,774      376,857
                                       -------      -------      -------     -------


   Basic earnings per ordinary
   share (in euro cents)                  3.16        3.09        29.94        24.41
   Diluted earnings per ordinary
   share (in euro cents)                  3.13        3.06        29.65        24.27
   Weighted average number of
   ordinary shares (in 000's)*       1,494,201   1,545,490    1,519,030    1,543,718
   Weighted average number of
   diluted shares (in 000's)*        1,508,550   1,559,984    1,534,001    1,552,738

* Adjusted for share split of 2 for 1 which occurred on February 26, 2007



Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Cashflow Statement measured in accordance with IFRS (unaudited)

                                                           Period      Period
                                                            ended       ended
                                                           Dec 31,     Dec 31,
                                                             2007        2006
                                                          EUR'000     EUR'000
                                                           -------     -------
Operating activities
     Profit before tax                                     510,029     423,398

Adjustments to reconcile profits before tax to net
cash provided by operating activities
     Depreciation                                          123,600     108,242
     (Increase)/decrease in inventories                       (357)      1,470
     (Increase)/decrease in trade receivables               (1,107)      9,141
     (Increase) in other current assets                    (13,780)    (25,776)
     Increase/(decrease) in trade payables                     926     (15,057)
     (Decrease) in accrued expenses                       (165,654)    (40,618)
     Increase in other creditors                             1,041      72,571
     Increase in maintenance provisions                      9,911       9,769
     (Gain) on disposal of property, plant and
     equipment                                             (13,650)          -
     (Increase)/decrease in interest receivable             (4,857)      1,221
     Increase in interest payable                            2,138       7,047
     Retirement costs                                          985         494
     Share based payments                                   10,162       2,747
     Income tax (paid)/refunded                            (17,902)        236
                                                           -------     -------

Net cash provided by operating activities                  441,485     554,885
                                                           -------     -------


Investing activities
     Capital expenditure (purchase of property,
     plant and equipment)                                 (578,444)   (195,208)
     Proceeds from sale of property, plant and
     equipment                                             132,613           -
     Purchase of equities classified as available
     for sale                                              (57,990)   (342,410)
     Reduction/(investment) in restricted cash              87,080        (136)
     Reduction/(investment) in financial assets:
     cash > 3 months                                       173,107    (198,158)
                                                            -------     -------
Net cash used in investing activities                     (243,634)   (735,912)
                                                            -------     -------


Financing activities
     Cost associated with repurchase of shares            (299,994)          -
     Net proceeds from shares issued                         8,397      10,055
     Increase in long term borrowings                      206,933      19,954
                                                           -------     -------
Net cash provided by financing activities                  (84,664)     30,009
                                                           -------     -------

Increase/(decrease) in cash and cash equivalents           113,187    (151,018)
Cash and cash equivalents at beginning
of the period                                            1,346,419   1,439,004
                                                           -------     -------
Cash and cash equivalents at end of the period           1,459,606   1,287,986
                                                           -------     -------



Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Recognised Income and Expense measured in accordance with IFRS (unaudited)



                                        Quarter   Quarter      Period     Period
                                         ended      ended       ended      ended
                                        Dec 31,    Dec 31,     Dec 31,    Dec 31,
                                          2007       2006        2007       2006
                                       EUR'000    EUR'000     EUR'000    EUR'000
                                           ---        ---         ---        ---
Cash flow hedge reserve-effective portion
of fair value changes to derivatives:
Net movements into/(out of)
cash flow hedge reserve                  1,305     12,740      (5,953)   (20,066)

Net decrease in fair value
of available for sale
financial asset                        (41,440)    18,063    (126,355)    18,063
                                       -------    -------     -------    -------

Income and expenditure
recognised directly in
equity                                 (40,135)    30,803    (132,308)    (2,003)
                                       -------    -------     -------    -------
Profit for the period                   47,178     47,732     454,774    376,857
                                       -------    -------     -------    -------
Total recognised
income and expense                       7,043     78,535     322,466    374,854
                                       -------    -------     -------    -------



Ryanair Holdings plc and Subsidiaries

Operating and Financial Overview


Introduction


For the purposes of the Management Discussion and Analysis ("MD&A") all figures and comments are by reference to the adjusted income statement excluding the exceptional items referred to below.


Exceptional items in the nine months ended December 31, 2007 amounted to EUR12.1m (net of tax) which arose from the sale of 5 Boeing 737-800 aircraft.


Profit after tax increased by 21% compared to the previous nine months ended December 31, 2007 to EUR454.8m, whilst adjusted profit after tax increased by 17% to EUR442.6m. During the quarter ended December 31, 2007, profit after tax decreased by 1% to EUR47.2m whilst adjusted profit after tax decreased by 27% to EUR35.0m.





Summary Nine Months ended December 31, 2007


Profit after tax increased by 17% to EUR442.6m, compared to EUR376.9m in the comparative nine month period ended December 31, 2006 reflecting a 20% increase in passenger numbers, a 2% decrease in fares (including checked in baggage revenues) and strong growth in ancillary revenues. The growth in revenues was offset by a combination of higher fuel, airport charges, and staff costs. Total operating revenues increased by 21% to EUR2,123.7m, which was faster than the 20% growth in passenger volumes, as average fares decreased by 2% and ancillary revenues grew by 40% to EUR363.1m. Total revenue per passenger as a result increased by 1%, whilst Passenger Load Factor decreased by 1 point to 84% during the period.


Total operating expenses increased by 24% to EUR1,618.1m, due to the increased level of activity, and increased costs, associated with the growth of the airline. Fuel, which represents 36% of total operating costs compared to 39% last year, increased by 14% to EUR585.0m due to an increase in the number of hours flown, offset by a decrease in the US dollar cost per gallon, a positive movement in the US dollar exchange rate versus the euro, and a reduction in fuel consumption arising from the installation of winglets. Staff costs rose by 25% reflecting the growth in the airline, a share option charge of EUR9.1m, and an increase in cabin crewing ratios. Excluding the charge of EUR9.1m for the share option grant, staff costs would have increased by 20%. Airport and Handling charges increased by 48% to EUR302.9m arising from the doubling of airport charges at Stansted and higher charges at Dublin Airport. Unit costs rose by 3% and operating margins decreased by 1 point to 24%, whilst operating profit increased by 14% to EUR505.6m.


Net Margins decreased by 1 point to 21% for the reasons outlined above.


Earnings per share increased by 23% to 29.94 cent for the period.





Balance Sheet

Total cash decreased by EUR147.0m to EUR2,051.0m as the growth in profitability was offset by the funding of, a EUR300m share buy back programme, an additional EUR58.0m investment in Aer Lingus and EUR578.4m in capital expenditure largely from internal resources. Total debt, net of repayments, increased during the period by EUR206.9m. Shareholders' Equity at December 31, 2007 increased by EUR41.0m to EUR2,580.8m, compared to March 31, 2007 due to the EUR454.8m increase in profitability during the period and by EUR8.4m due to the exercise of share options, offset by, EUR122.1m due to the impact of the required IFRS accounting treatment for derivative financial instruments, available for sale financial assets, stock options and a share buy back of EUR300m.



Detailed Discussion and Analysis Nine Months Ended December 31, 2007


Adjusted Profit after tax, increased by 17% to EUR442.6m due to a 20% increase in passenger numbers, a 2% decrease in fares (including checked in baggage revenues) and strong growth in ancillary revenues. The growth in revenues was offset by a combination of, increased airport costs which rose by 48% to EUR302.9m (arising from the doubling of airport charges at Stansted and higher charges at Dublin Airport) and increased staff costs primarily due to higher cabin crewing ratios, which rose by 25% to EUR213.1m. Operating margins, as a result, decreased by 1 point to 24%, which in turn resulted in operating profit increasing by 14% to EUR505.6m compared to the previous nine months ended December 31, 2006.


Total operating revenues increased by 21% to EUR2,123.7m whilst passenger volumes increased by 20% to 38.9m. Total revenue per passenger increased by 1% due to strong ancillary revenue growth.


Scheduled passenger revenues increased by 18% to EUR1,760.7m reflecting a 2% decrease in fares and a 20% increase in traffic due to increased passenger numbers on existing routes and the successful launch of new routes and bases. Load factor decreased by 1 point to 84% during the period due to a 22% increase in seat capacity.


Ancillary revenues continue to outpace the growth of passenger volumes and rose by 40% to EUR363.1m in the period. This performance reflects the strong growth in onboard sales, excess baggage revenues, non-flight scheduled revenues, and other ancillary products.


Total operating expenses rose by 24% to EUR1,618.1m due to the increased level of activity, and the increased costs associated with the growth of the airline particularly higher airport charges and staff costs. Total operating expenses were also adversely impacted by a 7% increase in average sector length.


Staff costs have increased by 25% to EUR213.1m. This primarily reflects a 29% increase in average employee numbers to 5,056, the impact of pay increases granted during the period, and a EUR9.1m charge for a share option grant made to eligible employees. Excluding the charge of EUR9.1m for the share option grant, staff costs would have increased by 20%. Employee numbers rose due to the growth of the business and an increase in cabin crewing ratios as a result of a new EU working directive. Pilots, who earn higher than the average salary, accounted for 24% of the increase in employees during the period.


Depreciation and amortisation increased by 14% to EUR123.6m. This reflects, net of disposals, an additional 25 lower cost 'owned' aircraft in the fleet this period compared to December 31, 2006, offset by a revision of the residual value of the fleet to reflect current market valuations and the positive impact on amortisation of the stronger euro versus the US dollar.


Fuel costs rose by 14% to EUR585.0m due to a 28% increase in the number of hours flown offset by a 9% decrease in the euro equivalent cost per gallon of fuel hedged in addition to a reduction in fuel consumption due to the installation of winglets.


Maintenance costs increased by 28% to EUR41.2m, due to a combination of the growth in the number of leased aircraft from 30 to 35, the increased level of activity, offset by the positive impact of a stronger euro versus US dollar exchange rate.


Marketing and distribution costs decreased by 2% to EUR15.6m due to the tight control on expenditure and the increased focus on internet based promotions.


Aircraft rental costs increased by 35% to EUR55.1m as the weighted average number of leased aircraft increased by 12 during the period compared to the same period last year.


Route charges rose by 32% to EUR192.1m due to an increase in the number of sectors flown and a 7% increase in the average sector length.

Airport and handling charges increased by 48% to EUR302.9m, significantly faster than the growth in passenger volumes, and reflects the impact of the doubling of unit costs at Stansted Airport and higher charges at Dublin Airport, offset by lower costs at new airports and bases.


Other expenses increased by 18% to EUR89.5m, which is lower than the growth in ancillary revenues due to improved margins on some existing products and cost reductions on some indirect costs.


Operating margins have declined by 1 point to 24% due to the reasons outlined above whilst operating profits have increased by 14% to EUR505.6m during the period.


Interest receivable has increased by 44% to EUR62.9m for the period primarily due to the increase in average deposit rates earned in the period, partially offset by a lower average cash balance.

Interest payable increased by 13% to EUR70.2m due to the drawdown of debt to part finance the purchase of new aircraft and the adverse impact of higher interest rates.

Foreign exchange losses during the period of EUR2.0m are primarily due to the negative impact, on foreign currency deposits, of changes in the US dollar and sterling exchange rate against the euro.


Gains on disposal of property, plant and equipment of EUR13.7m arose on the sale of 5 Boeing 737-800 aircraft.


The Company's Balance Sheet continues to strengthen due to the strong growth in profits during the period. The Company generated cash from operating activities of EUR441.5m and EUR132.6m from the sale of Boeing 737-800 aircraft which part funded the EUR300m share buy back programme, EUR58.0m increased investment in Aer Lingus, and capital expenditure incurred during the period with the remaining balance reflected in Total Cash of EUR2,051.0m. Capital expenditure amounted to EUR578.4m which largely consisted of advance aircraft payments for future aircraft deliveries the delivery of nineteen aircraft and two simulators. Long term debt, net of repayments, increased by EUR206.9m during the period.

Shareholders' Equity at December 31, 2007 increased by EUR41.0m to EUR2,580.8m, compared to March 31, 2007 due to the EUR454.8m increase in profitability during the period, EUR8.4m arising from the exercise of share options, offset by EUR122.1m reflecting the impact of IFRS accounting treatment for derivative financial assets, available for sale financial assets, stock options and share buy back of EUR300m.


Detailed Discussion and Analysis Quarter Ended December 31, 2007


Adjusted Profit after tax, decreased by 27% to EUR35.0m due to a 21% increase in passenger numbers, offset by a 4% decrease in fares (including checked in baggage revenues). Excluding the one off EUR10.0m contract termination penalty receipt in the prior year comparative, profit after tax fell by 10%. The 16% growth in Total Revenues was offset by a combination of increased airport costs which rose by 43% to EUR94.0m arising from the doubling of airport charges at Stansted and higher charges at Dublin Airport, and a one off step up in staff costs, primarily due to higher cabin crewing ratios, which rose by 18% to EUR66.8m. Operating margins, as a result, decreased by 4 points to 8%, which in turn resulted in operating profit decreasing by 23% to EUR44.2m compared to the comparative quarter ended December 31, 2006.


Total operating revenues increased by 16% to EUR569.4m whilst passenger volumes increased by 21% to 12.4m. Total revenue per passenger decreased by 4% in line with the decrease in average passenger fares.


Scheduled passenger revenues increased by 15% to EUR458.7m due to a 21% increase in traffic reflecting increased passenger numbers on existing routes and the successful launch of new routes and bases. During the period average fares (including checked baggage revenues) were down by 4% whilst load factor remained flat at 81% during the quarter.


Ancillary revenues increased by 16% to EUR110.7m in the quarter and excluding the one off EUR10.0m contract termination penalty receipt in the prior year comparative they rose by 29%. This performance reflects the strong growth in excess baggage revenues, non-flight scheduled revenues, and other ancillary products.


Total operating expenses rose by 21% to EUR525.2m due to the increased level of activity, and the increased costs associated with the growth of the airline particularly higher airport charges and staff costs. Total operating expenses were also adversely impacted by a 7% increase in average sector length.


Staff costs have increased by 18% to EUR66.8m. This primarily reflects a 29% increase in average employee numbers to 5,056 and the impact of pay increases granted during the year. Employee numbers rose due to an increase in cabin crewing ratios as a result of a new EU working directive. Pilots, who earn higher than the average salary, accounted for 15% of the increase in employees during the period.


Depreciation and amortisation increased by 30% to EUR47.5m. This reflects, net of disposals, an additional 25 lower cost 'owned' aircraft in the fleet this quarter compared to December 31, 2006, offset by a revision of the residual value of the fleet to reflect current market valuations and the positive impact on amortisation of the stronger euro versus the US dollar.


Fuel costs rose by 10% to EUR192.3m due to a 27% increase in the number of hours flown offset by an 11% decrease in the average euro equivalent cost per gallon of fuel hedged and a reduction in fuel consumption due to the installation of winglets.


Maintenance costs increased by 31% to EUR14.3m, due to a combination of the increase in the number of leased aircraft from 30 to 35, an increase in the level of activity, offset by the positive impact of stronger euro versus the US dollar exchange rate.

Marketing and distribution costs decreased to EUR1.0m due to the tight control on expenditure and increased focus on internet based promotions.


Aircraft rental costs increased by 19% to EUR18.3m reflecting an additional 5 leased aircraft operating during the quarter compared to the same quarter last year.


Route charges rose by 32% to EUR63.2m due to an increase in the number of sectors flown and a 7% increase in the average sector length.


Airport and handling charges increased by 43% to EUR94.0m. This is higher than the growth in passenger volumes and reflects the impact of the doubling of costs at Stansted Airport and higher charges at Dublin Airport, offset by lower costs at new airports and bases.

Other expenses increased by 19% to EUR27.7m, lower than the growth in ancillary revenues excluding the one off EUR10.0m contract termination receipt in ancillary revenues in the prior year comparative.

Operating margins fell by 4 points to 8% due to the reasons outlined above and operating profits have decreased by 23% to EUR44.2m during the quarter.


Interest receivable has increased by 44% to EUR21.4m for the quarter primarily due to the increase in average deposit rates earned in the period, offset somewhat by a lower average cash balance.


Interest payable increased by 22% to EUR25.3m due to the drawdown of further debt to part finance the purchase of new aircraft and the adverse impact of higher interest rates.


Foreign exchange losses during the period of EUR3.5m are primarily due to the negative impact, on foreign currency deposits, of changes in the US dollar and sterling exchange rate against the euro.


Gains on disposal of property, plant and equipment of EUR13.7m arose on the sale of 5 Boeing 737-800 aircraft.



Statement of the directors in respect of the nine month financial report


We confirm our responsibility for the nine month financial statements and that to the best of our knowledge:


* the condensed set of financial statements comprising the condensed income statement, the condensed statement of recognised income and expense, the condensed balance sheet and the related notes have been prepared in accordance with IAS 34 Interim Financial Reporting;


* the interim management report includes a fair review of the information required by:


(a) Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the first nine months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining three months of the year; and


(b) Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the first nine months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.


The Group's auditors have not reviewed these condensed financial statements.


On behalf of the Board


David Bonderman             Michael O'Leary
Chairman                    Chief Executive

February 4, 2008




Ryanair Holdings plc and Subsidiaries

Notes


1. Reporting entity

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The condensed consolidated interim financial statements of the Company for the nine months ended December 31, 2007 comprise the Company and its subsidiaries (together referred to as the "Group").


The consolidated financial statements of the Group as at and for the year ended March 31, 2007 are available at www.ryanair.com

2. Statement of compliance

These unaudited condensed consolidated interim financial statements ("the interim financial statements") have been prepared in accordance with International Accounting Standard No. 34 ("IAS 34") "Interim Financial Reporting". They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group.


The comparative figures included for the year ended March 31, 2007 do not constitute statutory financial statements of the Group within the meaning of regulation 40 of the European Communities (companies, group accounts) regulations, 1992. Statutory financial statements for the year ended March 31, 2007 have been filed with the companies' office. The auditors' report on these financial statements was unqualified.


The Audit Committee approved the interim financial statements for the nine months ended December 31, 2007 on February 1, 2008.


3. Significant accounting policies

Except as stated otherwise below, this quarter's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards ("IFRS").


4. Generally Accepted Accounting Policies

The Management Discussion and Analysis of Results (Operating and Financial Overview) for the nine months ended December 31, 2007 and the comparative nine months are based on the results reported under the Group's IFRS accounting policies.


5. Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Except as described below, in preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

During the period ended December 31, 2007 management reassessed its estimates of the recoverable amount of aircraft residual values following certain recent and forward aircraft disposals and trends in the market.


6. Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly the first half-year typically results in higher revenues and results.


7. Income tax expense

The Group's consolidated effective tax rate in respect of operations for the nine months ended December 31, 2007 was approximately 11 percent, in line with the same period last year.


8. Capital and reserves

Share buy back programme.

The Company commenced a share buy back programme in June 2007 and 59.5m shares, at an approximate cost of EUR300m, have been purchased and cancelled. This represents approximately 3.8% of the pre existing share capital of the Company.


9. Share based payments

The terms and conditions of the share option programme are disclosed in the most recent published consolidated financial statements. In June 2007 a further grant on similar terms was made to eligible employees, with a consequent charge to the income statement in the period of approximately EUR9.1m.


10. Contingencies

The Group is engaged in litigation arising in the ordinary course of its business. The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.


11. Capital commitments

During the nine months ended December 31, 2007 the Group announced the purchase of 27 additional Boeing 737-800s. This brings Ryanair's total firm orders for B737-800s to 308 and the total fleet size (net of planned disposals) to 262 by 2012. These additional aircraft are due for delivery in financial year ending March 31, 2010.


12. Available for sale financial assets (Aer Lingus)

The following table sets out the movement in available for sale financial assets in the nine month period.
                                                                       EUR'000
                                                                       -------
Balance at April 1, 2007                                               406,075
Purchase of equities                                                    57,990
Net change in fair value                                              (138,587)
                                                                    ----------
Balance at December 31, 2007                                           325,478
                                                                    ----------


As of December 31, 2007 the average cost per share of Aer Lingus was EUR2.52 and the market value was EUR2.09, a decline of 17%. Accordingly the view at this time under accounting rules is that this is neither "significant" nor "prolonged", in particular because there has been a recovery in the share price post period end, and therefore no impairment loss has been recorded.

However in the event that the asset becomes impaired the difference between the cost of the shares and the market value is recorded as an impairment loss in the profit and loss. At December 31, 2007 this amounted to EUR77.4m and on February 1, 2008 this had fallen to EUR41.6m. The Group will review this matter at the end of each quarter.


13. Post balance sheet events

There were no significant post balance sheet events.



14. Loans and borrowings

The following is the movement in loans and borrowings (non-current and current) during the half year.

                                                                       EUR'000
                                                                       -------
Balance at April 1, 2007                                             1,862,066
Loans raised to finance aircraft/simulator purchases                   386,517
Repayments of debt borrowed                                           (179,584)
                                                                    ----------
Balance at December 31, 2007                                         2,068,999
                                                                    ----------


15. Changes in shareholders' equity

                                                    Other Reserves
                           Share                 Capital
             Ordinary    premium    Retained  redemption       Other
               shares    account    earnings      Shares    reserves       Total
              EUR'000    EUR'000     EUR'000     EUR'000     EUR'000     EUR'000
              -------    -------     -------     -------     -------     -------
Balance at
March 31,
2006            9,790    596,231   1,467,623           -     (81,659)  1,991,985
              -------    -------     -------    --------      -------    -------
Issue of
ordinary
equity shares      32     11,202           -           -           -      11,234

Effective
portion of
changes in
fair value of
cash flow hedges    -          -           -           -      46,105      46,105

Net change
in fair value
of available
for sale assets     -          -           -           -      48,926      48,926

Share based
payments            -          -           -           -       3,935       3,935

Profit for
the financial
year                -          -     435,600           -           -     435,600

Retirement
benefits            -          -       1,988           -           -       1,988
              -------    -------     -------    --------     -------     -------
Balance at
March 31,       9,822    607,433   1,905,211           -      17,307   2,539,773
2007          -------    -------     -------    --------     -------     -------

Repurchase
of ordinary
equity shares       -          -    (299,994)          -           -    (299,994)

Issue of
ordinary
equity shares      21      8,376           -           -           -       8,397

Capital
redemption
reserve fund     (378)   (24,409)          -      24,787           -           -


Effective
portion of
changes in
fair value of
cash flow hedges    -          -           -           -      (5,953)     (5,953)

Net change
in fair value
of available
for sale assets     -          -           -           -    (126,355)   (126,355)

Share-based
payments            -          -           -           -      10,162      10,162

Profit for
the period          -          -     454,774           -           -     454,774
              -------    -------     -------    --------     -------     -------
Balance at
December
31, 2007        9,465    591,400   2,059,991      24,787    (104,839)  2,580,804
              -------    -------     -------    --------     -------     -------


16. Analysis of operating revenues and segmental analysis

All revenues derive from the Group's principal activity and business segment as a low fares airline and includes scheduled services, car hire, internet income and related sales to third parties.


Revenue is analysed by geographical area (by country of origin) as follows:

                                                       Period             Period
                                                        ended              ended
                                                       Dec 31,            Dec 31,
                                                         2007               2006
                                                      EUR'000            EUR'000
                                                      -------            -------
United Kingdom                                        755,180            686,381
Other European countries                            1,368,557          1,062,805
                                                     --------            -------
Balance at December 31, 2007                        2,123,737          1,749,186
                                                     --------            -------



All of the Group's operating profit arises from low fares airline-related activities, its only business segment. The major revenue earning assets of the Group are comprised of its aircraft fleet, which is registered in Ireland and therefore principally all profits accrue in Ireland. Since the Group's aircraft fleet is flexibly employed across its route network in Europe, there is no suitable basis of allocating such assets and related liabilities to geographical segments.


17. Property, plant and equipment

Acquisitions and disposals

During the nine months ended December 31, 2007, the Group acquired assets with a cost of EUR578.4m (nine months ended December 31, 2006: EUR195.2 million). There were five Boeing 737-800 aircraft disposed of during the nine month period, the sale proceeds of which amounted to EUR100.4m. Additional deposits have been received in relation to forward sales.


18. US GAAP Reconciliation

Following on from the issuance by the SEC of rule 3235 "Acceptance from Foreign Private Issuers of Financial Statements prepared in accordance with International Financial Reporting Standards without reconciliation to US GAAP", the Group has chosen to exclude a US GAAP Reconciliation from these interim financial statements.







                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  04 February 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director